SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 15, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

Mario Azevedo de Arruda Sampaio

Head of Capital Markets and Investor Relations

SABESP announces 1Q15 results

São Paulo, May 14, 2015 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its results for the first quarter of 2015 (1Q15). The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2014.

R$ million

1. Financial highlights

				R$ million
	1Q15	1Q14	Chg. (R$)%
(+) Gross operating revenue	2,004.5	2,444.5	(440.0)	(18.0)
(+) Construction revenue	588.4	531.2	57.2	10.8
(-) COFINS and PASEP taxes	124.3	183.7	(59.4)	(32.3)
(=) Net operating revenue	2,468.6	2,792.0	(323.4)	(11.6)
(-) Costs and expenses	789.1	1,515.5	(726.4)	(47.9)
(-) Construction costs	576.4	520.5	55.9	10.7
(+) Equity result	1.1	(0.4)	1.5	(375.0)
(+) Other operating revenue/expenses, net	32.1	(43.1)	75.2	(174.5)
(=) Earnings before financial result, income tax and social contribution	1,136.3	712.5	423.8	59.5
(+) Financial result	(985.8)	27.5	(1,013.3)	(3,684.7)
(=) Earnings before income tax and social contribution	150.5	740.0	(589.5)	(79.7)
(+) Income tax and social contribution	167.7	(262.4)	430.1	(163.9)
Net Income	318.2	477.6	(159.4)	(33.4)
Earnings per share* (R$)	0.47	0.70
* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

				R$ million
	1Q15	1Q14	Chg. (R$)%
Net income	318.2	477.6	(159.4)	(33.4)
(+) Income tax and social contribution	(167.7)	262.4	(430.1)	(163.9)
(+) Financail result	985.8	(27.5)	1,013.3	(3,684.7)
(+) Other operating revenues/expenses, net	(32.1)	43.1	(75.2)	(174.5)
(=) Adjusted EBIT*	1,104.2	755.6	348.6	46.1
(+) Depreciation and amortization	253.3	260.2	(6.9)	(2.7)
(=) Adjusted EBITDA **	1,357.5	1,015.8	341.7	33.6
(%) Adjusted EBITDA margin	55.0	36.4

(*) Adjusted EBIT is net income before: (i) other operating revenues/expenses; (ii) financial result; and (iii) income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 1Q15, net operating revenue, including construction revenue, reached R$ 2.5 billion; an 11.6% decrease compared to 1Q14.

Costs and expenses, including construction costs, totaled R$ 1.4 billion, down by 32.9% compared to R$ 2.0 billion recorded in 1Q14. Excluding the R$ 696.3 million reimbursement from the São Paulo state government, costs and expenses increased R$ 25.8 million or 1.3%.

Adjusted EBIT, in the amount of R$ 1.1 billion, grew 46.1% from R$ 755.6 million recorded in the same quarter of the previous year.

Adjusted EBITDA, in the amount of R$ 1.4 billion, increased 33.6% from R$ 1.0 billion recorded in 1Q14.

The adjusted EBITDA margin was 55.0% in 1Q15, versus 36.4% in 1Q14. Excluding construction revenues and construction costs, the adjusted EBITDA margin was 71.6% in 1Q15 (44.5% in 1Q14).

Net income totaled R$ 318.2 million, 33.4% lower than R$ 477.6 million recorded in 1Q14.

2. Gross operating revenue

Gross operating revenue from water and sewage, not including construction revenue, totaled R$ 2.0 billion, a drop of R$ 440.0 million or 18.0%, when compared to the R$ 2.4 billion recorded in 1Q14.

The main factors that led to this variation were:

•         Bonus granted within the Water Consumption Reduction Incentive Program, with a R$ 211.2 million impact in 1Q15, versus the R$ 10.7 million recorded in 1Q14; and

•         Decrease of 11.7% in the Company’s total billed volume (13.2% in water and 9.7% in sewage).

The decline in gross operating revenue was mitigated by the application of the 6.5% tariff increase since December 2014 and the effect of the contingency tariff, totaling R$ 79.3 million.

3. Construction revenue

Construction revenue increased R$ 57.2 million or 10.8%, when compared to 1Q14. The variation was mainly due to higher investments in 1Q15.

4. Billed volume

The following tables show the water and sewage billed volume, quarter-on-quarter, per customer category and region.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	1Q15	1Q14%		1Q15	1Q14%		1Q15	1Q14%
Residential	369.0	410.6	(10.1)	308.7	340.3	(9.3)	677.7	750.9	(9.7)
Commercial	40.5	44.9	(9.8)	38.1	42.0	(9.3)	78.6	86.9	(9.6)
Industrial	8.5	10.2	(16.7)	9.9	11.2	(11.6)	18.4	21.4	(14.0)
Public	10.5	13.7	(23.4)	8.0	10.6	(24.5)	18.5	24.3	(23.9)
Total retail	428.5	479.4	(10.6)	364.7	404.1	(9.8)	793.2	883.5	(10.2)
Wholesale	53.4	75.5	(29.3)	6.3	6.6	(4.5)	59.7	82.1	(27.3)
Total	481.9	554.9	(13.2)	371.0	410.7	(9.7)	852.9	965.6	(11.7)

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	1Q15	1Q14%		1Q15	1Q14%		1Q15	1Q14%
Metropolitan	267.9	308.9	(13.3)	230.9	262.9	(12.2)	498.8	571.8	(12.8)
Regional (2)	160.6	170.5	(5.8)	133.8	141.2	(5.2)	294.4	311.7	(5.6)
Total retail	428.5	479.4	(10.6)	364.7	404.1	(9.8)	793.2	883.5	(10.2)
Wholesale	53.4	75.5	(29.3)	6.3	6.6	(4.5)	59.7	82.1	(27.3)
Total	481.9	554.9	(13.2)	371.0	410.7	(9.7)	852.9	965.6	(11.7)

            (1) Unaudited

            (2) Including coastal and interior region

5. Costs, administrative and selling expenses

In 1Q15, costs, administrative and selling expenses, dropped 32.9% (R$ 670.5 million). Excluding construction costs, total costs and expenses dropped 47.9%. As a percentage of net revenue, cost and expenses was 55.3% in 1Q15 and 72.9% in 1Q14.

The R$ 670.5 million decline in costs and expenses and their reduced share in net revenue were mainly caused by the São Paulo state government reimbursement.

				R$ million
	1Q15	1Q14	Chg. (R$)%
Payroll and benefits	534.5	496.7	37.8	7.6
Supplies	48.7	47.1	1.6	3.4
Treatment supplies	72.3	69.7	2.6	3.7
Services	295.9	314.7	(18.8)	(6.0)
Electric power	159.1	140.0	19.1	13.6
General expenses	54.4	152.7	(98.3)	(64.4)
Tax expenses	19.9	19.7	0.2	1.0
São Paulo state government reimbursement	(696.3)	-	(696.3)	-
Sub-total	488.5	1,240.6	(752.1)	(60.6)
Depreciation and amortization	253.3	260.2	(6.9)	(2.7)
Credit write-offs	47.3	14.7	32.6	221.8
Sub-total	300.6	274.9	25.7	9.3
Costs and expenses	789.1	1,515.5	(726.4)	(47.9)
Construction costs	576.4	520.5	55.9	10.7
Costs, adm., selling and construction expenses	1,365.5	2,036.0	(670.5)	(32.9)
% of net revenue	55.3	72.9

5.1. Payroll and benefits

In 1Q15 payroll and benefits grew R$ 37.8 million or 7.6%, due to the following:

•         R$ 19.8 million increase due to the 6.8% increase in average wages since May 2014 and the changes from the career and wage plan;

•         $ 8.8 million upturn in the provision for the Pension Plan, arising from changes in actuarial assumptions;

•         R$ 4.9 million increase in overtime pay, mainly due to wage adjustment in the period, and the higher number of hours worked, as a result of the management and intensification of water systems maintenance; and

•         R$ 2.1 million, due to the 7.1% adjustment in healthcare expenses since July 2014.

5.2. Treatment supplies

In 1Q15, expenses with treatment supplies increased R$ 2.6 million or 3.7%, from R$ 69.7 million to R$ 72.3 million, chiefly due to the beginning of the use of products that reduce the algae bloom in the São Paulo Metropolitan Region’s water sources since April 2014, with a R$ 3.2 million impact.

5.3. Services

Services expenses, in the amount of R$ 295.9 million, dropped R$ 18.8 million or 6.0%, in comparison to the R$ 314.7 million in 1Q14. The main factors were:

•         Lower estimate of service expenses, totaling R$ 22.2 million, especially due to the recognition, in 1Q14, of expenses with legal services related to the agreement for the resumption of operations in the city of Diadema; and

•         R$ 7.0 million decrease in advertising campaigns.

On the other hand, the following increases occurred:

•         Hiring of services in the amount of R$ 7.4 million, mainly due to the beginning of operations in the municipality of Diadema, in March of 2014, in the amount of R$ 6.4 million; and

•         Maintenance of domestic sewage connections in several areas of the São Paulo metropolitan region, totaling R$ 4.7 million.

5.4. Electric power

Electric power expenses totaled R$ 159.1 million, an increase of R$ 19.1 million or 13.6% in comparison to the R$ 140.0 million in 1Q14, chiefly due to the average increase of 11.7% in free market tariffs and of 31.6% in regulated market tariffs.

These increases were partially offset by the average decrease of 13.3% of the Company’s total electric power consumption in 1Q15.

5.5. General expenses

General expenses dropped R$ 98.3 million or 64.4%, totaling R$ 54.4 million, versus the R$ 152.7 million recorded in 1Q14 mainly due to:

•         R$ 77.4 million decrease in the provision for lawsuits; and

•         Lower provision for the Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$ 22.6 million, as a result of the decrease in revenues with the municipality of São Paulo.

5.6. São Paulo state government reimbursement

In 1Q15, the Company entered into an agreement with the São Paulo state government to receive the undisputed amount, related to the state’s debt with the Company, for the payment of the benefits to former employees (G0) dealt with by state Law 4,819, of August 26, 1958, that generated a credit in the result in the amount of R$696.3 million.

5.7. Depreciation and amortization

R$ 6.9 million decrease or 2.7%, reaching R$ 253.3 million in comparison to the R$ 260.2 million recorded in 1Q14, largely due to higher provision for the amortization related to the transfer of works held in 1Q14.

5.8. Credit write-offs

Credit write-offs increased R$ 32.6 million, especially due to the complement of the provision related to the breach of agreements with municipal clients in 1Q15.

6. Other operating revenues and expenses, net

Other operating revenues/expenses, net, recorded a R$ 75.2 million positive variation.

6.1. Other operating revenues

An increase of R$ 12.8 million in other operating revenues, especially through the sale of surplus electricity, totaling R$ 21.8 million, partially offset by the decline in revenue from Rational Use of Water Program (PURA), totaling R$ 8.8 million.

6.2. Other operating expenses

Recorded a R$ 62.4 million decrease, mainly due to:

•         Provision for the write-off of construction works and projects, in 1Q14, in the amount of R$ 31.4 million, non-recurring;

•         Lower provision for the write-off of hydrometers, resulting in a R$ 20.2 million drop; and

•         Provision for losses with contractual payments, as a result of the agreement with the municipality of Diadema, in 1Q14, totaling R$ 13.0 million.

7. Financial result

				R$ million
	1Q15	1Q14	Chg.	%
Financial expenses, net of revenues	(63.8)	(65.6)	1.8	(2.7)
Net monetary and exchange variation	(922.0)	93.1	(1,015.1)	(1,090.3)
Financial result	(985.8)	27.5	(1,013.3)	(3,684.7)

7.1. Financial revenues and expenses

				R$ million
	1Q15	1Q14	Chg.	%
Financial expenses
Interest and charges on domestic loans and financing	(86.7)	(82.2)	(4.5)	5.5
Interest and charges on international loans and financing	(30.4)	(24.4)	(6.0)	24.6
Other financial expenses	(20.2)	(30.5)	10.3	(33.8)
Total financial expenses	(137.3)	(137.1)	(0.2)	0.1
Financial revenues	73.5	71.5	2.0	2.8
Financial expenses net of revenues	(63.8)	(65.6)	1.8	(2.7)

7.1.1. Financial expenses

Financial expenses grew R$ 0.2 million. The main reasons were:

•         R$ 4.5 million increase in interest and charges on domestic loans and financing, mainly due to the higher interest on debentures, due to the 19th debenture issue in June 2014;

•         R$ 6.0 million increase in interest and charges on international loans and financing, due to the US dollar and Yen appreciation versus the Brazilian Real in 1Q15 (20.8% and 20.3%, respectively), when compared to the depreciation recorded in 1Q14 (-3.4% and -1.6%, respectively); and

•         R$ 10.3 million decrease in other financial expenses, largely due to the lower provision for financial charges of lawsuits.

7.1.2. Financial revenues

Financial revenues increased R$ 2.0 million or 2.8%, due to interest over instalment agreement held in the period.

7.2. Monetary and exchange rate variation on assets and liabilities

				R$ million
	1Q15	1Q14	Chg.	%
Monetary variation on loans and financing	(56.2)	(33.0)	(23.2)	70.3
Exchange rate variation on loans and financing	(884.5)	117.0	(1,001.5)	(856.0)
Other monetary variations	(12.2)	(15.9)	3.7	(23.3)
Monetary/exchange rate variation on liabilities	(952.9)	68.1	(1,021.0)	(1,499.3)
Monetary/exchange rate variation on assets	30.9	25.0	5.9	23.6
Monetary/exchange rate variation, net	(922.0)	93.1	(1,015.1)	(1,090.3)

7.2.1. Monetary/exchange rate variation on liabilities

The effect on the monetary/currency exchange variation on liabilities in 1Q15 was R$ 1,021.0 million, higher than in 1Q14, especially due to:

•         An increase of R$ 23.2 million in expenses with monetary variation on domestic loans and financing, chiefly due to the increase in the IPCA in 1Q15 (3.8%) compared to the decrease recorded in 1Q14 (-2.2%); and

•         An upturn of R$ 1,001.5 million in expenses with exchange variation on loans and financing, due to the appreciation of the US dollar and the Yen versus the Brazilian Real in 1Q15 (20.8% and 20.3%, respectively), when compared to the depreciation recorded in 1Q14 (-3.4% and -1.6%, respectively).

7.2.2. Monetary/Exchange rate variation on assets

R$ 5.9 million increase, mainly due to the monetary updates on judicial deposits.

8. Income tax and social contribution

In 1Q15, the Company recorded tax losses of R$ 548.0 million, mainly due to the permanent difference arising from the GESP agreement. These tax losses resulted in the recognition of deferred income tax/social contribution in the amount of R$ 186.3 million.

9. Indicators

9.1. Operating

As a result of the water crisis, there was a substantial reduction in the water production volume, down by 21.2%.

There was also a substantial decline in the index that measures water losses per connection per day (IPDT) which came to 290 liters/connection x day versus 366 liters/connection x day on the same period last year.

This reduction was the result not only of loss control initiatives, but also of the water crisis and the consequent need to reduce the network pressure as a demand management mechanism.

Operating indicators *	1Q15	1Q14%
Water connections (1)	8,258	7,938	4.0
Sewage connections (1)	6,705	6,386	5.0
Population directly served - water (2)	25.3	24.6	2.8
Population directly served - sewage (2)	22.5	21.6	4.2
Number of employees	14,167	14,920	(5.0)
Water volume produced(3)	613	778	(21.2)
IPM - Measured water loss (%)	29.1	30.8	(5.5)
IPDt (liters/connectionxdays)	290.0	366.0	(20.8)

(1)        Total connections, active and inactive, in thousand units at the end of the period

(2)        In million inhabitants, at the end of the period. Not including wholesale

(3)        In millions of cubic meters

(*)        Unaudited

9.2. Financial

Economic Indexes * (quarter end)	1Q15	1Q14
Amplified Consumer Price Index (IPCA) - %	3.83	2.18
Referential Rate (TR) - %	0.23	0.19
Interbank Deposit Certificate (CDI) - %	2.81	2.4
US DOLAR (R$)	3.2080	2.2630
YEN (R$)	0.02675	0.02197

                              (*)     Unaudited

10. Loans and financing

								R$ million
INSTITUTION	2015	2016	2017	2018	2019	2020	2021 and onwards	Total
Local market
Caixa Econômica Federal	50.6	70.3	74.6	78.8	82.1	85.9	712.1	1,154.4
Debentures	583.7	358.7	882.4	586.6	671.4	373.2	568.5	4,024.5
BNDES	40.5	68.8	73.7	73.7	73.7	56.1	286.7	673.2
Commercial Leasing	8.5	18.9	19.9	21.1	22.3	24.4	376.9	492.0
Others	0.5	0.6	0.7	0.5	-	-	-	2.3
Interest and charges	62.0	18.4	-	-	-	-	-	80.4
Local market total	745.8	535.7	1,051.3	760.7	849.5	539.6	1,944.2	6,426.8
International market
BID	105.9	122.4	175.9	95.4	95.4	95.4	1,092.7	1,783.1
BIRD	-	-	-	-	4.9	9.8	132.1	146.8
Eurobonds	-	448.9	-	-	-	1,118.1	-	1,567.0
JICA	29.3	58.6	59.5	60.5	87.3	87.3	995.4	1,377.9
BID 1983AB	76.8	76.8	76.8	76.5	56.8	56.0	73.1	492.8
Interest and charges	51.0	1.6	-	-	-	-	-	52.6
International market total	263.0	708.3	312.2	232.4	244.4	1,366.6	2,293.3	5,420.2
Total	1,008.8	1,244.0	1,363.5	993.1	1,093.9	1,906.2	4,237.5	11,847.0

11. Capex

Planned investments for 2015 total approximately R$ 2.4 billion, of which R$ 579,5 million was invested in 1Q15.

12. Conference calls

In Portuguese

May 19, 2015

9:30 am (US EST) / 10:30 am (Brasília)

Dial in: 55 (11) 3728-5971 ou

55 (11) 3127-4971

Code: Sabesp

Replay available for 7 days

Dial in: 55 (11) 3127-4999

Code: 549817455

Click here to access the webcast

In English

May 19, 2015

2:00 pm (Brasília) / 1:00 pm (US EST)

Dial in: 1 (412) 317-6776

Code: Sabesp

Replay available for 7 days

Dial in: 1(412) 317-0088

Code: 10063466

Click here to access the webcast

For more information, please contact:

Mario Arruda Sampaio

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law		R$ '000
	1Q15	1Q14
Gross Operating Revenue	2,592,958	2,975,659
Water Supply - Retail	1,092,104	1,307,732
Water Supply - Wholesale	16,357	9,467
Sewage Collection and Treatment	856,367	1,087,196
Sewage Collection and Treatment - Wholesale	7,557	4,376
Construction Revenue - Water	304,504	218,101
Construction Revenue - Sewage	283,962	313,126
Other Services	32,107	35,661
Taxes on Sales and Services - COFINS and PASEP	(124,317)	(183,729)
Net Operating Revenue	2,468,641	2,791,930
Operating Costs	(1,758,677)	(1,678,717)
Gross Profit	709,964	1,113,213
Operating Expenses
Selling	(184,481)	(156,597)
Administrative	577,608	(200,674)
Other operating revenue (expenses), net	32,057	(43,069)
Operating Income Before Shareholdings	1,135,148	712,873
Equity Result	1,114	(368)
Earnings Before Financial Results, net	1,136,262	712,505
Financial, net	(101,794)	(89,146)
Exchange gain (loss), net	(883,966)	116,665
Earnings before Income Tax and Social Contribution	150,502	740,024
Income Tax and Social Contribution
Current	-	(276,717)
Deferred	167,676	14,279
Net Income (loss) for the period	318,178	477,586
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	0.47	0.70
Depreciation and Amortization	(253,308)	(260,258)
Adjusted EBITDA	1,357,513	1,015,832
% over net revenue	55.0%	36.4%

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	03/31/2015	12/31/2014
Current assets
Cash and cash equivalents	1,737,971	1,722,991
Trade accounts receivable	1,056,002	1,034,820
Accounts receivable from related parties	204,228	121,965
Inventories	59,877	66,487
Restricted cash	21,881	19,750
Recoverable taxes	174,572	148,768
Other accounts receivable	115,721	100,664
Total current assets	3,370,252	3,215,445

Noncurrent assets
Trade accounts receivable	171,172	189,458
Accounts receivable from related parties	700,197	102,018
Escrow deposits	84,657	69,488
Deferred income tax and social contribution	377,154	209,478
Water National Agency – ANA	125,103	122,634
Other accounts receivable	89,188	87,286

Investments	22,093	21,223
Investment properties	54,039	54,039
Intangible assets	26,309,189	25,979,526
Property, plant and equipment	309,721	304,845
Total noncurrent assets	28,242,513	27,139,995

Total assets	31,612,765	30,355,440

LIABILITIES AND EQUITY	03/31/2015	12/31/2014

Current liabilities
Trade payables and contractors	238,468	323,513
Current portion of long-term loans and financing	1,378,233	1,207,126
Accrued payroll and related charges	370,597	387,971
Taxes and contributions	61,038	74,138
Interest on shareholders' equity payable	214,523	214,523
Provisions	601,926	625,092
Services payable	402,830	318,973
Public-Private Partnership – PPP	38,508	38,047
Program Contract Commitments	161,778	189,551
Other liabilities	92,687	101,642
Total current liabilities	3,560,588	3,480,576

Noncurrent liabilities
Loans and financing	10,468,794	9,578,641
Deferred Cofins and Pasep	129,120	129,351
Provisions	501,816	595,255
Pension obligations	2,771,585	2,729,598
Public-Private Partnership – PPP	352,680	330,236
Program Contract Commitments	18,621	18,208
Other liabilities	186,980	189,172
Total noncurrent liabilities	14,429,596	13,570,461

Total Liabilities	17,990,184	17,051,037

Equity
Capital stock	10,000,000	10,000,000
Earnings reserves	3,694,151	3,694,151
Other comprehensive income	(389,748)	(389,748)
Accrued earnings	318,178	-
Total equity	13,622,581	13,304,403

Total equity and liabilities	31,612,765	30,355,440

Cash Flow

Brazilian Corporate Law		R$ '000
	Jan-Mar/2015	Jan-Mar/2014
Cash flow from operating activities
Profit before income tax and social contribution	150,502	740,024
Adjustment for:
Depreciation and amortization	253,308	260,258
Residual value of property, plant and equipment and intangible assets written-off	(8,301)	370
Allowance for doubtful accounts	47,343	14,693
Provision and inflation adjustment	(84,524)	18,881
GESP Agreement	(696,283)	-
Interest calculated on loans and financing payable	121,043	109,137
Inflation adjustment and foreign exchange gains (losses) on loans and financing	940,559	(83,982)
Interest and inflation adjustment losses	6,045	5,023
Interest and inflation adjustment gains	(14,807)	-
Financial charges from customers	(49,035)	(42,106)
Margin on intangible assets arising from concession	(12,090)	(10,755)
Provision for Consent Decree (TAC)	(43,148)	4,732
Equity result	(1,114)	368
Provision from São Paulo agreement	68,423	89,511
Provision for defined contribution plan	2,044	1,877
Pension obligations	81,914	72,324
Other adjustments	(3,563)	81,108
	758,316	1,261,463
Changes in assets
Trade accounts receivable	2,367	123,704
Accounts receivable from related parties	12,556	12,896
Inventories	6,638	4,051
Recoverable taxes	(25,804)	-
Escrow deposits	(648)	5,119
Other accounts receivable	(19,428)	(39,623)
Changes in liabilities
Trade payables and contractors	(11,648)	(5,028)
Services received	15,434	87,576
Accrued payroll and related charges	25,774	47,445
Taxes and contributions payable	4,643	(61,779)
Deferred Cofins/Pasep	(231)	2,505
Provisions	(32,081)	(105,075)
Pension obligations	(39,927)	(38,929)
Other liabilities	(8,182)	(114,429)

Cash generated from operations	687,779	1,179,896

Interest paid	(193,558)	(179,173)
Income tax and contribution paid	(17,743)	(193,861)

Net cash generated from operating activities	476,478	806,862

Cash flows from investing activities
Acquisition of intangibles	(519,959)	(510,440)
Restricted cash	(2,131)	(86,725)
Investment increase	244	(3)
Purchases of tangible assets	(8,402)	(7,471)
Net cash used in investing activities	(530,248)	(604,639)

Cash flow from financing activities
Loans and financing
Proceeds from loans	311,671	198,444
Repayments of loans	(203,905)	(184,930)
Public-Private Partnership – PPP	(5,611)	(4,912)
Program Contract Commitments	(33,405)	(10,354)
Net cash generated by financing activities	68,750	(1,752)

Cash reduce and cash equivalents	14,980	200,471

Represented by:
Cash and cash equivalents at beginning of the period	1,722,991	1,782,001
Cash and cash equivalents at end of the period	1,737,971	1,982,472
Cash reduce and cash equivalents	14,980	200,471

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 15, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.